UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission file number 1-8993

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

SIRIUS INTERNATIONAL HOLDING COMPANY, INC

(FORMERLY KNOWN AS WHITE MOUNTAINS HOLDING COMPANY, INC.)

401(K) SAVINGS AND INVESTMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITE MOUNTAINS INSURANCE GROUP, LTD.

80 South Main Street

Hanover, New Hampshire 03755

REQUIRED INFORMATION

The following Financial Statements and Schedule for the Plan and the Written Consents of Independent Registered Public Accounting Firms are filed with, and included in, this Report as Exhibits 23 and 99(a) hereto, respectively, as detailed below:

23.1	Consent of Independent Registered Public Accounting Firm - Crowe Horwath LLP

23.2	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP

99(a)	Financial Statements and Schedule for the Plan consisting of:

	1.	Reports of Independent Registered Public Accounting Firms;
	2.	Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010;
	3.	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010;
	4.	Notes to Financial Statements;
	5.	Schedule H, line 4(i) — Schedule of Assets (Held at End of Year);

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sirius International Holding Company, Inc. (formerly known as White Mountains Holding Company, Inc.)
401(k) Savings and Investment Plan (the “Plan”)

Date: June 22, 2012	By:	/s/ Ralph A. Salamone
		Name:	Ralph A. Salamone
		Title:	Senior Vice President and CFO
Sirius Re Holding Company, Inc.

	and:	/s/ Geanie M. Villomann
		Name:	Geanie M. Villomann
		Title:	Senior Vice President
Sirius Re Holding Company, Inc.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm - Crowe Horwath LLP

23.2	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP

99(a)	Financial Statements and Schedule for the Plan consisting of:

	1.	Reports of Independent Registered Public Accounting Firms;
	2.	Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010;
	3.	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010;
	4.	Notes to Financial Statements;
	5.	Schedule H, line 4(i) — Schedule of Assets (Held at End of Year);